UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SGOCO Group, Ltd. Announces 2019 Unaudited Interim Financial Results

SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing mortgage loans to high quality target borrowers and (c) property investment to generate additional rental income.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2019.

2019 Interim Results Overview

Revenue

Our Interim sales were $2.77 million for the six months ended June 30, 2019, which increased by $2.49 million, or 901.8% from $0.28 million for the six months ended June 30, 2018.  During the six months ended June 30, 2019, we through 11 Hau Fook Street Limited, Vision Lane Limited and Paris Sky Limited earned property lease and management income of $0.59 million and through Giant Credit Limited and First Asia Finance Limited earned money lending service income of $2.18 million.

Gross gain (loss)

Gross profit was $2.04 million for the six months ended June 30, 2019, compared to a gross loss of $0.44 million same period of 2018.

General and administrative expenses

General and administrative expenses amounted to approximately $3.36 million for six months ended June 30, 2019, $1.17 million or 53.6% higher than $2.19 million for same period of 2018. This increase was mainly because we acquired subsidiaries which incurred more administrative expenses in 1H of 2019.

General and administrative expenses include office staff salary and benefits, legal, professional fees, office expenses, travel expenses, entertainment, depreciation, amortization of intangible assets, research and development and similar costs.

Gain (Loss) on change in fair value of warrant derivative liability

Our loss on change in fair value of warrant derivative liability was $0.04 million in 1H of 2019, compared to gain on change in fair value of warrant derivative liability of $0.16 million for same period of 2018. The loss was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Provision for Income tax (benefit)

Provision for Income tax was $0.27 million for six months ended June 30, 2019, compared to income tax benefit of $0.41 million for same period of 2018. Income tax benefit in 1H 2019 and 2018 was related to the deferred tax impact on amortization of intangible assets of Boca.

There were no significant income tax rate changes for any of our legal entities in the 1H 2019. Our PRC entities in 2019 and 2018 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss and loss per share

Net loss for the 1H 2019 was $1.28 million, compared to a net loss of $1.13 million for the same period in 2018. Basic and diluted loss per share was $0.02 in the 1H 2019 based on a weighted average number of outstanding ordinary shares of 78,369,553, as compared to basic and diluted loss per share of $0.06 based on a weighted average number of outstanding ordinary shares of 18,930,849 for the first half of 2018.

Cash and working capital

SGOCO held $8.40 million cash and cash equivalents as of June 30, 2019, compared to $14.34 million as of December 31, 2018. Working capital increased to $73.96 million as of June 30, 2019 from $72.53 million as of December 31, 2018.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing mortgage loans to high quality target borrowers and (c) property investment to generate additional rental income.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 2153-3957

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(In thousands of U.S. dollars except share and per share data)

	2019	2018
REVENUES:	$2,765	$276
COST OF REVENUES	725	712

GROSS PROFIT (LOSS)	2,040	(436)

OPERATING EXPENSES:
General and administrative expenses	3,358	2,186
Provision for allowance for guarantee	(443)	-
Total operating expenses	2,915	2,186

OPERATING LOSS FROM CONTINUING OPERATIONS	(875)	(2,622)

OTHER INCOME (EXPENSES):
Interest expense	(95)	(445)
Other expense, net	1	28
Gain from disposal of subsidiaries	-	1,335
Change in fair value of warrant derivative liability	(44)	161
Total other income (expenses), net	(138)	1,079

LOSS BEFORE PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS	(1,013)	(1,543)

INCOME TAX BENEFIT	268	410

NET LOSS FROM CONTINUING OPERATIONS	(1,281)	(1,133)
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(7)	-

NET LOSS	(1,288)	(1,133)

Net loss attributable to noncontrolling interests	(329)	-
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	(959)	(1,133)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	-	367
Realization of foreign currency translation loss relating to disposal of subsidiaries	-	7,422

COMPREHENSIVE INCOME (LOSS)	(959)	6,656

LOSS PER SHARE:
Basic	(0.02)	(0.06)
Diluted	(0.02)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	78,369,553	18,930,849
Diluted	78,369,553	18,930,849

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(In thousands of U.S. dollars except share and per share data)

	2019	2018
ASSETS
CURRENT ASSETS
Cash	$8,401	$14,342
Accounts receivable, net of provision for doubtful accounts of $196 and $196, respectively	-	12
Loans receivable, net of provision for loan losses of $442 and $ nil , respectively	49,799	31,047
Interest receivable	-	5
Other receivables and prepayments	1,243	1,860
Current assets held for sale	29,279	29,283
Total current assets	88,722	76,549

Deposit for acquisition of a subsidiary	-	6,410
Deferred tax assets	88	161
Plant and equipment, net	59,779	58,319
Intangible assets, net	21,925	22,579
Long-term loans receivable, net of nil provision for loan losses	848	6,019
Goodwill	24,463	20,804
Non-current assets held for sale	-	-

Total assets	$195,825	$190,841

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank loan	$-	$200
Other payables and accrued liabilities	5,384	4,258
Customer deposits	228	1
Deposits for disposal of subsidiaries	3,763	-
Allowance on guarantee	531	974
Taxes payable	530	206
Convertible notes - current	46	114
Current liabilities held for sale	4,285	4,282

Total current liabilities	14,767	10,035
LONG-TERM LIABILITIES
Convertible notes – non-current	145	360
Warrant derivative liability	331	286
Deferred tax liabilities	11,934	11,986
Non-current liabilities held for sale	-	-
Total liabilities	27,177	22,667

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 10,000,000 and 1,000,000 shares authorized as of June 30, 2019 and December 31, 2018, respectively; nil issued and outstanding as of December 31, 2018 and December 31, 2017	-	-
Common stock, $0.004 par value, 500,000,000 and 50,000,000 shares authorized as of June 30, 2019 and December 31, 2018, respectively; 80,026,647 and 75,507,300 issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	320	302
Additional paid-in-capital	117,320	116,648
Retained earnings	20,171	21,128
Accumulated other comprehensive loss	(9)	(9)
Total SGOCO Group, Ltd. shareholders' equity	137,802	138,069
Non-controlling interests	30,846	30,105
Total equity	168,648	168,174
Total liabilities, non-controlling interests and shareholders' equity	$195,825	$190,841

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO Group, Ltd. Announces Sale of Century Skyway Limited and Shen Zhen Provizon Technology Co., Limited

On September 20, 2019, SGOCO Group, Ltd. (the “Company”) wholly-owned subsidiary, SGOCO International (HK) Limited (the “Vendor”) entered into a Share Exchange Agreement (the “Agreement”) for the disposal of 5,100 shares in the share capital of Century Skyway Limited, being 51% of its entire issued share capital, and its fully owned subsidiary – Shen Zhen Provizon Technology Co., Limited.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Century Skyway Limited to HO PUI LUNG at an agreed value of HK$99,450,000 (equivalent to US$12,750,000 adopting the exchange rate of US$1.00 = HK$7.8).

The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: October 3, 2019	By: /s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
4.1	Share Exchange Agreement, dated September 20,2019.